EXHIBIT 12.1

HARSCO CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	SIX MONTHS ENDED
	JUNE 30	YEARS ENDED DECEMBER 31

	2003	2002	2001(a)	2000(a)	1999(a)	1998(a)

Pre-tax income from continuing operations (net of minority interest in net income)	$56,409	$130,650	$113,195	$139,741	$135,528	$168,246
Add fixed charges computed below	31,435	64,424	72,265	64,429	37,155	28,094
Net adjustments for equity companies	1,073	(219)	2,747	3,749	365	139
Net adjustments for capitalized interest	27	121	152	125	(535)	(10)

Consolidated Earnings Available for Fixed Charges	$88,944	$194,976	$188,359	$208,044	$172,513	$196,469

Consolidated Fixed Charges:
Interest expense per financial statements (b)	$20,526	$43,323	$53,190	$50,082	$26,939	$20,413
Interest expense capitalized	28	—	—	2	893	128
Portion of rentals (1/3) representing an interest factor	10,881	20,972	19,075	14,345	9,323	7,553
Interest expense for equity companies whose debt is guaranteed	—	129	—	—	—	—

Consolidated Fixed Charges	$31,435	$64,424	$72,265	$64,429	$37,155	$28,094

Consolidated Ratio of Earnings to Fixed Charges	2.83	3.03	2.61	3.23	4.64	6.99

(a)	In order to comply with the Financial Accounting Standards Board (FASB) Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” 2001, 2000, 1999 and 1998 information has been reclassified for comparative purposes.

(b)	Includes amortization of debt discount and expense.